SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                (Amendment No. 1)
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                          INTERTAPE POLYMER GROUP INC.
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                                (Name of Issuer)

                   Common Stock, without nominal or par value
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                         (Title of Class of Securities)

                                    460919103
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                                 (CUSIP Number)

                        Daniel Khoshaba, Managing Member
                           KSA Capital Management, LLC
                            4 Essex Avenue, 4th Floor
                         Bernardsville, New Jersey 07924
                             Tel: +1 (908) 766-3331
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2009
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No.  460919103
           ---------------------

1.   NAME OF REPORTING PERSONS

     KSA Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,676,590

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,676,590

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,676,590

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.24%

14.  TYPE OF REPORTING PERSON

     OO, IA

CUSIP No.  460919103
           ---------------------

1.   NAME OF REPORTING PERSONS

     Daniel Khoshaba

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,676,590

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,676,590

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,676,590

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                   [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.24%

14.  TYPE OF REPORTING PERSON

     IN, HC

CUSIP No.  460919103
           ---------------------

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Item 1.  Security and Issuer.

         Intertape Polymer Group, Inc. Common Stock, without nominal or par value per share (the "Shares")

         9999 Cavendish Blvd., Suite 200
         Ville St. Laurent, Quebec
         Canada H4M 2X5

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Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by KSA Capital Management, LLC ("KSA Capital Management"), and Daniel Khoshaba, the managing member of KSA Capital Management, LLC. (Each of KSA Capital Management and Daniel Khoshaba may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons".)

KSA Capital Management is a Delaware limited partnership with its principal business address at 4 Essex Avenue, 4th Floor, Bernardsville, New Jersey 07924.

Daniel Khoshaba is a United States citizen whose principal business address is c/o KSA Capital Management, LLC, 4 Essex Avenue, 4th Floor, Bernardsville, New Jersey 07924.

The Shares reported herein are held in the name of certain private investment vehicles and a managed account by KSA Capital Management.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof KSA Capital Management may be deemed to beneficially own 3,676,590 Shares.

As of the date hereof Daniel Khoshaba may be deemed to beneficially own 3,676,590 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

The Reporting Persons expect to be in contact with the members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding the near and long term management and operation of the Issuer. The purpose of such discussions will be to communicate with the Issuer's management regarding the investment objectives of the Reporting Persons and to share with the Issuer's management such ideas as the Reporting Persons may have regarding the maximization of stockholder value.

On December 30, 2008 the Reporting Persons mailed a letter to the Issuer expressing their concern with the Issuer's current strategy and management and setting forth immediate actions that the Reporting Persons believe should be taken by the Issuer to maximize shareholder value. The Reporting Persons believe the current strategy employed by the Issuer is deeply flawed and suggest that the Issuer take the following immediate actions: (i) commence the process of putting the Issuer up for sale or replace the Board of Directors and Executive Director and restructure corporate governance and (ii) restructure management's economic incentives, including compensation agreements established between the Issuer and entities in which certain ITP directors have significant economic interests, so that they are more aligned with the interests of all the Issuer's shareholders. Such letter was attached to the Schedule 13D filed on December 30, 2008.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, conditions in the industry sector in which the Company operates and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, selling some or all of the issuers assets, or changing their intention with respect to any and all matters referred to in this Item 4.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine best to do so.

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Item 5.  Interest in Securities of the Issuer.

(a, b)

As of the date hereof, KSA Capital Management may be deemed to be the beneficial owner of 3,676,590 Shares, constituting 6.24% of the Shares of the Issuer, based upon the 58,951,050 Shares outstanding as of June 30, 2009.

KSA Capital Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,676,590 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,676,590 Shares.

KSA Capital Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, Daniel Khoshaba may be deemed to be the beneficial owner of 3,676,590 Shares, constituting 6.24% of the Shares of the Issuer, based upon the 58,951,050 Shares outstanding as of June 30, 2009.

Daniel Khoshaba has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,676,590 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,676,590 Shares.

Daniel Khoshaba specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)

The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and all such transactions were effected in open market transactions.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KSA Capital Management, LLC
By:
By: Daniel Khoshaba, Managing Member

By: /s/ Daniel Khoshaba
    -------------------


/s/ Daniel Khoshaba
-------------------

Daniel Khoshaba



October 23, 2009



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated October 23, 2009 relating to the Common Stock, without nominal or par value per share of Intertape Polymer Group, Inc. shall be filed on behalf of the undersigned.


KSA Capital Management, LLC
By:  Daniel Khoshaba, Managing Member

By: /s/ Daniel Khoshaba
    -------------------


/s/ Daniel Khoshaba
-------------------

Daniel Khoshaba




October 23, 2009

                                                                       Exhibit B


                           TRANSACTIONS IN THE SHARES
                           --------------------------

                     TRANSACTIONS BY KSA CAPITAL MANAGEMENT

        Date of                  Number of Shares
      Transaction                 Purchase/(Sold)           Price of Shares
      -----------                 ---------------           ---------------

       10/1/2009                     1000                         2.15
       10/1/2009                      300                         2.16
       10/1/2009                     1000                         2.17
       10/1/2009                      300                         2.17
       10/1/2009                      200                         2.18
       10/1/2009                      400                         2.21
       10/1/2009                     1000                         2.34
       10/1/2009                     1000                         2.29
       10/1/2009                     1000                          2.3
       10/1/2009                     1000                         2.31
      10/15/2009                     1000                         2.23
      10/15/2009                     1000                         2.24
      10/16/2009                     1000                         2.21
      10/16/2009                     1000                         2.22
      10/16/2009                     1000                         2.22
      10/16/2009                     1000                         2.22
      10/20/2009                     1000                         1.86
      10/20/2009                     1000                         1.87
      10/20/2009                     1000                         1.88
      10/20/2009                     1000                         1.92
      10/20/2009                     1000                         1.91
      10/20/2009                     1000                          1.9
      10/20/2009                     1000                          1.9
      10/20/2009                     1000                         1.93
      10/20/2009                     1000                         1.91
      10/20/2009                     1000                         1.92
      10/20/2009                     1000                         1.93
      10/20/2009                     1000                         1.96
      10/20/2009                      200                         1.89
      10/20/2009                      200                         1.89
      10/20/2009                     1000                         1.86
      10/20/2009                     1000                         1.86
      10/21/2009                      400                         1.86
      10/21/2009                      100                         1.91
      10/21/2009                     2000                         1.91
      10/21/2009                     1000                         1.91
      10/21/2009                      300                         1.92
      10/21/2009                      300                         1.92
      10/21/2009                      300                         1.91
      10/21/2009                      100                         1.92
      10/21/2009                     2000                         1.92


SK 21884 0001 1040331 v2